Exhibit 1

WEISMAN GROUP, LLC

14001 Ventura Boulevard

Sherman Oaks, CA 91423

June 7, 2016

Confidential, Not for Public Dissemination

Ashford Hospitality Prime, Inc.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

Attention:	Monty J. Bennett

Chief Executive Officer and Chairman of the Board of Directors

Re: Proposal to Acquire Ashford Hospitality Prime, Inc.

Dear Mr. Bennett:

Weisman Group, LLC., a Delaware limited liability company ("Weisman Group"), hereby proposes the consummation of an assets acquisition transaction (the "Transaction") with Ashford Hospitality Prime, Inc. ("AHP") substantially as follows:

A.	We expect that the Transaction would be structured as an acquisition of assets (the “Acquisition”) of AHP by a controlled affiliated company of Weisman Group, anticipated to be called AHP Acquisition Company Inc. When completed the Acquisition will result in:

1.	The Weisman Group, which may include affiliates and other partners, acquiring 100% of AHP assets for a total consideration of approximately $1.48 billion (including refinancing of all existing AHP debt), of which the shareholders of AHP shall receive a cash amount equal to: (i) $20.25 per share of common stock (the "Common Consideration"), gross before deductions, based on approximately 32,736,000 fully diluted shares outstanding on April 21, 2016 and about (ii) $25.00 per share of Series B Preferred stock (the "Preferred Consideration" and together with the Common Consideration, the "Shares Consideration", gross before deduction, based on 2,890,850 Series B shares outstanding on that date; and

2.	Holders of options, or other outstanding rights, if any (collectively “options”) to purchase AHP common stock an amount per option that is equal to the positive difference between the strike price per option and the applicable Shares Consideration.

B.	The Acquisition would be subject to the following material conditions:

1.	Approval of the Acquisition by the unaffiliated shareholders of AHP holding a majority of the outstanding shares held by the unaffiliated shareholders;

2.	The absence of any injunction preventing the Acquisition;

3.	The approval of any applicable regulatory agencies whose approval is legally required to complete the Acquisition;

Ashford Hospitality Prime, Inc.

June 7, 2016

4.	The absence of a material adverse effect affecting AHP since the date of the definitive agreement for the Acquisition;

5.	Allocation of not more than $70 million of the Cash Consideration to the buy- out, termination and full satisfaction of the AHP Advisory Agreement with Ashford LLC;

6.	The sale of the Courtyard Seattle, reported currently to be under contract of sale, and the Courtyard Marriott Hotel in downtown San Francisco; and

7.	Such other reasonable conditions for transactions of this type as are customary and mutually agreed by the parties.

The terms and conditions of this letter of intent are based upon publicly available information and are intended to be a non-binding expression of the basic terms upon which Weisman Group proposes to continue further discussions with you and the board of directors of AHP regarding the Transaction. Any binding agreement with respect to the Transaction will be subject to, among other things, Weisman Group’s completion of its due diligence investigation of AHP referenced to herein, and AHP’s completion of its due diligence investigation of Weisman Group and its affiliates, as well as the negotiation of a definitive agreement setting forth the terms and conditions of the Transaction (the “Comprehensive Agreement”).

Weisman Group desires to proceed in the most expeditious manner practicable to complete due diligence and negotiate the terms of a Comprehensive Agreement. Unless and until the parties execute and deliver such a Comprehensive Agreement, neither party shall have any obligation to complete the Transaction or any other binding obligations to each other, other than the obligations of the parties that arise upon the execution and delivery of a confidentiality and non-disclosure agreement to be entered into between Weisman Group and AHP (the “NDA”) in the form of Annex A hereto. The NDA will be executed and delivered by the parties before commencing any due diligence investigations or further discussions.

1.1	Upon the execution and delivery of this letter and the NDA, Weisman Group would promptly commence its due diligence investigation of AHP, and AHP would promptly commence its due diligence investigation of Weisman Group and its applicable affiliates. The proposed initial due diligence period would be for up to sixty (60) days after such execution date (such period, the “Initial Evaluation Period”), unless either party elects to terminate discussions by notice to the other.

1.2	During the Initial Evaluation Period, AHP will cooperate with and provide Weisman Group reasonable access to its books, records and personnel (during normal business hours upon reasonable prior notice) to permit the other party to perform a reasonable due diligence investigation.

1.3	Either party may terminate discussions regarding the Transaction and any further due diligence by the other party at any time in its discretion, by notifying the other party of that decision, without any liability to the other party or any continuing obligations, other than those under the NDA.

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Ashford Hospitality Prime, Inc.

June 7, 2016

2.	The parties may engage in discussions and negotiations regarding the terms and conditions for the Transaction and prepare definitive documents therefor (the "Comprehensive Agreement") during the Initial Evaluation Period; provided, that any such discussions may be terminated by either party at any time upon notice to the other party.

3.	If either party gives notice to the other party that it is no longer interested in pursuing discussions with respect to the Transaction, then this Agreement shall terminate upon such notice and each party shall bear its own costs and expenses, and neither party shall have any liability to the other. Any such termination shall not affect the NDA or the parties’ respective obligations thereunder.

4.	Weisman Group proposes that the Comprehensive Agreement shall allow AHP and a special committee of the Board of Directors of AHP (the “Special Committee”) a 30 day period, extending from the day of execution of the Comprehensive Agreement (the "go shop period"), during which the Special Committee and its representatives would be permitted to affirmatively solicit alternative proposals from other bidders. If the Special Committee has commenced discussions during the go shop period for a transaction that the Special Committee believes is reasonably likely to be superior to the Transaction, the Special Committee would be permitted to unilaterally extend the go shop period for up to an additional 15 days to complete negotiations with such purchaser. If AHP terminates the agreement to accept an alternative proposal during the go-shop period, AHP shall promptly reimburse Weisman Group for its reasonable actual out of pocket costs and expenses incurred in connection with the Transaction, and a customary, reasonable breakup fee in an amount to be negotiated as part of the Comprehensive Agreement.

5.	Assuming the Comprehensive Agreement was not terminated as a result of the go shop, after the go shop period AHP would agree to customary restrictions on soliciting acquisition, recapitalization, change of control or other extraordinary transaction offers or proposals other than with Weisman Group or its affiliates, and AHP would not allow third parties access to non-public due diligence information regarding AHP, subject to customary “fiduciary out” exceptions to be negotiated and set forth in the Comprehensive Agreement.

6.	The parties would take such customary steps as are necessary to effectuate the Transaction and as are set forth in the Comprehensive Agreement, including (subject in each case to customary exceptions for fiduciary considerations) AHP’s Board of Directors making a favorable recommendation of the Transaction to the shareholders of AHP, AHP soliciting the votes of AHP shareholders with respect to the Transaction in accordance with applicable law and regulations, and each party making and distributing any required SEC filings as required under applicable law.

7.	AHP would be permitted to conduct financial due diligence on Weisman Group and any applicable affiliated buyer entity, and Weisman Group and any such buyer(s) shall provide firm commitment letters from lenders (if applicable) and personal guarantees from the principals or beneficial owners of the buyer entities, or such other financial assurances as the Special Committee shall require to confirm the availability of funds and the buyer’s performance.

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Ashford Hospitality Prime, Inc.

June 7, 2016

8.	If the parties enter into a Comprehensive Agreement l, and AHP does not close in breach of the Comprehensive Agreement, then AHP would pay a customary break up fee, on terms to be negotiated and set forth in the Comprehensive Agreement. Similarly, if the parties enter into a Comprehensive Agreement, and buyers fails to complete the Transaction in breach of the Comprehensive Agreement, then AHP could bring an action for damages or seek specific performance, or elect to be paid as liquidated damages a reverse break up fee on terms to be negotiated and set forth in the Comprehensive Agreement.

9.	This document is intended to be merely an expression of the general terms upon which the parties currently propose to commence due diligence and pursue discussions regarding the potential terms and conditions of the Transaction. Nothing contained herein shall obligate either party to continue discussions or complete the Transaction, nor imply a joint venture, partnership or association between the parties.

If the terms described above are an acceptable basis on which to commence due diligence and continue discussions, please acknowledge as much by signing in the space below and by signing and returning a copy of the attached NDA.

Very truly yours,

Weisman Group, LLC

By:	/s/ Lyle Weisman

Name:	Lyle Weisman

Title:	Manager

Acknowledged

Ashford Hospitality Prime, Inc.

Monty J. Bennett,
Chief Executive Officer and Chairman of the Board
Date: June __, 2016

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ANNEX A

ASHFORD HOSPITALITY PRIME, INC.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

June 7, 2016

Weisman Group, LLC
14001 Ventura Boulevard

Sherman Oaks, California 91423

Attention: Lyle Weisman

Re:    Confidentiality and Non-Disclosure Agreement

Gentlemen:

In connection with the consideration by each party hereto of a possible negotiated transaction with the other party hereto (references herein to each "party" shall include subsidiaries, affiliates and divisions of such party) (the “Transaction”), each party is prepared to make available to the other party certain information concerning its business, financial condition, operations, assets and liabilities. Each party acknowledges that such information may include nonpublic information, trade secrets or other business information of a party (the “Disclosing Party”), the disclosure of which by the other party (the “Receiving Party”) could harm the Disclosing Party. For avoidance of doubt, references to “you” and “your” in this Agreement refer to Weisman Group LLC. and its Representatives (as defined below) and references to the “Company” are to Ashford Hospitality Prime, Inc. In consideration for, and as a condition of such information being furnished by each Disclosing Party to the receiving Party hereunder, the Receiving Party and its directors, officers, employees, principal shareholders, affiliates, bankers, agents, financial and other advisors (including, without limitation, attorneys, accountants, consultants and any representatives of such advisors) (collectively, "Representatives"), agrees to treat any information concerning the Disclosing Party that is or has been furnished to the receiving Party or to the Receiving Party’s Representatives (regardless of the manner or form in which it is furnished, including without limitation all written, oral and electronic communications), together with any notes, analyses, compilations, studies, interpretations, documents or records containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, the "Evaluation Material") in accordance with the provisions of this Agreement, and to take or abstain from taking certain other actions hereinafter set forth.

The term "Evaluation Material" does not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party or its Representatives, (ii) was within the Receiving Party's possession prior to its being furnished to it or is independently developed by the Receiving Party or its Representatives without violation of this confidentiality and non-disclosure agreement, or (iii) becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party or any of its Representatives; provided, that in the case of (ii) and (iii) above, the source of such information was not known by the Receiving Party to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect to such information.

Each of us (in our capacity as a Receiving Party) hereby agrees that we and our respective Representatives will (a) use the Evaluation Material of the Disclosing Party solely for the purpose of evaluating the Transaction and not for any other purpose, (b) keep the Evaluation Material of the Disclosing Party confidential and (c) not disclose any of the Evaluation Material of the Disclosing Party in any manner whatsoever without the prior written consent of the Disclosing Party; provided, however, that you or we (in our capacities as Receiving Parties) may disclose any of such information of the Disclosing Party to our respective Representatives (i) who need to know such information for the sole purpose of evaluating the Transaction, (ii) who are informed of the confidential nature of such information and (iii) who are provided with a copy of this Agreement and agree to comply with its terms to the same extent as if they were parties hereto. Each of us will be responsible for any breach of this Agreement by any of our own respective Representatives (regardless of the fact that such Representatives are not signatories hereto) and each of us agrees to take all reasonable measures (including, but not limited to, court proceedings) to restrain our respective Representatives from disclosure or improper use of the Evaluation Material of the other party.

In addition, you represent that neither you nor any of your Affiliates nor any of your or their Representatives have entered into, directly or indirectly, any agreements or understandings with any person with respect to a possible Transaction or that could otherwise affect such person’s decisions or actions with respect to a possible Transaction. You and we agree (except as provided below), without the prior written consent of the other party, not to disclose (or to cause or permit any of our respective Representatives to disclose) to any person that the Evaluation Material of the other party exists or has been made available to us or our Representatives, that discussions or negotiations are taking place concerning the Transaction or any other transaction involving you or your affiliates and the Company or any of the terms, conditions or other facts with respect thereto (including the status thereof). The term “person” as used in this Agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

For so long as discussions regarding a Transaction are continuing between us, you also agree that neither you nor your Representatives will initiate or maintain contact with the Company or its Representatives regarding the business, operations, prospects or finances of the Company, except with the express permission of the Special Committee. The Special Committee will arrange for appropriate contacts for due diligence purposes, to the extent the Special Committee determines to continue discussions with you. You will submit all (i) communications regarding a possible transaction; (ii) requests for additional information; (iii) requests for facility tours or management meetings; and (iv) questions regarding procedures only to persons specifically designated by the Special Committee for that purpose. You also agree that for a period of twelve months after the date hereof, you will not solicit for employment any officer or employee of the Company with whom you have had contact as part of your evaluation of the Transaction; provided, however, the foregoing provisions will not prevent you from employing any such person who contacts you solely on his or her own initiative or in response to general advertisements in periodicals including newspapers and trade publications.

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In the event that either of us or our respective Representatives (in our capacity as a Receiving Party) are required by applicable law, regulation or legal process to disclose any of the Evaluation Material of the Disclosing Party, the party being required to disclose such information will promptly notify the Disclosing Party in writing so that the Disclosing Party may seek a protective order or other appropriate remedy. Nothing herein shall be deemed to prevent any Receiving Party or its Representatives, as the case may be, from honoring a subpoena that seeks discovery of the Evaluation Material of the Disclosing Party if (i) the Disclosing Party whose information is being compelled to be disclosed consents in writing to having the Evaluation Material produced or disclosed pursuant to the subpoena or (ii) a motion for a protective order, motion to quash and/or other motion filed to prevent the production or disclosure of the Evaluation Material has been denied; provided, however, that only that portion of the Evaluation Material which outside legal counsel advises is legally required to be disclosed by the Receiving Party or its Representatives is disclosed, and the party being compelled to disclose such information must also exercise reasonable efforts to preserve the confidentiality of the remainder of the Evaluation Material of the Disclosing Party. In no event will any party hereto, or any of its Representatives, oppose action by the other party to obtain a protective order or other relief to prevent the disclosure of the Evaluation Material of the other party or to obtain reliable assurance that confidential treatment will be afforded the Evaluation Material of the other party.

If you determine not to continue discussions regarding a Transaction, you will promptly notify Mr. Monty J. Bennett, the Chief Executive Officer of the Company or, if established, Chairman of the Special Committee of that decision. In that case, or at any time upon the request of the Special Committee for any reason, you will either (i) promptly destroy all copies of the Evaluation Material of or relating to the Company in your or your Representative’s possession or (ii) promptly deliver to the Company at your own expense all remaining copies of any such Evaluation Material in your and your Representative’s possession. If the Special Committee determines not to continue discussions regarding a Transaction the Special Committee will promptly notify Weisman Group of that decision. In that case, or at any time upon your request for any reason, the Special Committee and the Company will either (i) promptly destroy all copies of the Evaluation Material of or relating to Weisman Group in the possession of the Special Committee, the Company, in the possession of any of their representatives or (ii) promptly deliver to Weisman Group at the Company’s own expense all remaining copies of any such Evaluation Material in the possession of the Special Committee, the Company or their Representatives. In addition, each of us agrees promptly to certify to the other that each of us has complied with the obligations required of us under this paragraph. Notwithstanding the return or destruction of such Evaluation Material, each of us and our Representatives will continue to be bound by our respective obligations hereunder.

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Each of us understands and acknowledges that neither of us nor any of our Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any Evaluation Material disclosed to the other party. Each of us agrees that neither of us nor any of our Representatives shall have any liability to other party or its Representatives relating to or resulting from the use of the Evaluation Material of the other party or any errors therein or omissions therefrom. Only those representations or warranties that are made in a Definitive Agreement (as defined in the next sentence) regarding a Transaction, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect. The term “Definitive Agreement” means a written contract executed by all parties thereto for a Transaction, which contract binds the parties thereto to close such Transaction, subject only to such conditions to closing as may be negotiated between the parties thereto, and does not include any executed letter of intent or any other preliminary written agreement, nor does it include any written or verbal acceptance of an offer or bid.

Each party understands and agrees that no contract or agreement providing for any transaction between them shall be deemed to exist between them unless and until a Definitive Agreement has been executed and delivered, and each party hereby waives, in advance, any claims (including, without limitation, breach of contract and tortious interference claims) in connection with any Transaction (or the anticipation or expectation thereof) unless and until the parties shall have entered into a Definitive Agreement. Each party also agrees that unless and until a Definitive Agreement regarding a transaction between them or their applicable affiliates has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this Agreement except for the matters specifically agreed to herein. In addition, you acknowledge that the execution and delivery of this Agreement does not in any way signify that the Company is for sale or that any decision has been made to sell the Company, all of which is expressly disclaimed.

The Company reserves the right at any time, in its sole discretion, for any reason or no reason, to reject any and all proposals that may be made by you or any of your Representatives, to terminate discussions and negotiations with you, and to refuse to provide any further access to any Evaluation Materials, all without any liability or continuing obligations to you or your Representatives. You reserve the right at any time, in your sole discretion, for any reason or no reason, to reject any and all proposals that may be made by the Special Committee, the Company or any of their Representatives, to terminate discussions and negotiations with the Special Committee, the Company or any of their Representatives, and to refuse to provide any further access to any Evaluation Materials, all without any liability or continuing obligations to the Special Committee, the Company or any of their Representatives.

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For a period of one year after the date of this Agreement, unless (i) you shall have been specifically invited in writing by the Company (or the Special Committee, to the extent then subsisting), or (ii) the Company has announced that it, or a significant portion of its business or operations, is for sale, or (iii) others unaffiliated with Weisman Group have publicly announced or made a regulatory filing seeking a Transaction with the Company, neither you nor any of your Representatives will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its affiliates; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its affiliates; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its affiliates; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission or under applicable state law) or consents to vote any voting securities of the Company or any of its affiliates; (b) form, join or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) with respect to the common shares or any other voting securities of the Company or otherwise act in concert with any person in respect of any such securities; (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company; (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in clause (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

Each of us acknowledges to the other that money damages would not be a sufficient remedy for any breach of this Agreement by either of us or any of our Representatives and each of us consents to a court of competent jurisdiction entering an order finding that the non-breaching party has been irreparably harmed as a result of any such breach and to the granting of injunctive relief without any requirement to post a bond or proof of actual damages as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by either of us of this Agreement but shall be in addition to all other remedies available at law or equity to either of us. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines in a final non-appealable order that either of us or any of our Representatives have breached this Agreement, the breaching party will reimburse the non-breaching party for the reasonable legal fees and expenses incurred by the non-breaching party in connection with enforcing its rights hereunder, including any appeal therefrom.

No provision in this Agreement can be waived or amended except by the mutual written consent of the Company (or the Special Committee, to the extent then subsisting) and of Weisman Group, which consent shall explicitly make such waiver or amendment. Any attempted waiver or modification in violation of this provision shall be void.

No failure or delay by either of us in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

This Agreement and all disputes or controversies arising out of or related to this Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without reference to its conflicts of law principles.

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Each of us hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of California and of the United States of America located in the City and County of Los Angeles for any actions, suits or proceedings arising out of or relating to this Agreement and agrees (i) not to commence any action, suit or proceeding relating thereto except in such courts, (ii) to waive any defenses as to personal jurisdiction of such courts and (iii) that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any such action, suit or proceeding brought in any such court. Each of us hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in the courts of the State of California or the United States of America located in the City and County of Los Angeles and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

The provisions of this Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

This Agreement may be executed by original, PDF or facsimile signature and in any number of counterparts. Each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

This Agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by either party without the express written consent of the other party; provided, however, that the Company may assign or otherwise transfer the Company’s rights hereunder to any legal successor to or acquirer of the Company without your consent.

[signature page follows]

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Please confirm your agreement with the foregoing by signing and returning one copy of this Agreement to the undersigned, whereupon this Agreement shall become a binding agreement between the parties.

Very truly yours,
ASHFORD HOSPITALITY PRIME, INC.

By:
Name: Monty J. Bennett
Title: Chief Executive Officer

Accepted and agreed as of the date first written above:

WEISMAN GROUP, LLC
(on behalf of itself and its applicable Representatives)

By:	/s/ Lyle Weisman
Name: Lyle Weisman
Title: Manager

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